Mail Stop: 3720- CF/AD 11

Via U.S. Mail and Fax (816) 753-5346

								February 27, 2006

Mr. Bret G. Wilson, Vice President and Secretary
H&R Block, Inc.
4400 Main Street
Kansas City, MO 64111

      Re:	H&R Block, Inc.
      Item 4.02(a) of Form 8-K
      Filed on February 23, 2006
      File No. 1-6089

Dear Wilson:

      We have reviewed your filing and have the following accounting comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with more information so that we may better understand your disclosure. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Accounting comments:

1. Please tell us in detail why the Company was unable to determine the $32 million of understatement of the State income tax liability until February 22, 2006 with respect to the fiscal quarters and fiscal years as indicated in second paragraph under
Item 4.02 of the Form 8-K. We may have further comments after review of your response.


H&R Block, Inc.
February 27, 2006
Page 2



2. Please disclose in the amended filing if your certifying officers have considered the effect of the error on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Forms 10-Q for the fiscal quarters ended July 31,
2005, October 31, 2005 and the fiscal quarters for the fiscal years
2005 and 2004 and also, for the fiscal years covered by the Forms
10-K for the fiscal years ended April 30, 2004 and 2005. Additionally, tell us what effect the errors had on your current evaluation of disclosure controls and procedures as of your fiscal quarter ended January 31, 2006.

3. We note that you intend to file restated financial statements.
Please tell us when, you will file them.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.





H&R Block, Inc.
February 27, 2006
Page 3


       As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review.

	You may contact Gopal Dharia, Staff Accountant, at (202)
551-
3353 or Terry French, Accountant Branch Chief, at (202) 551-3828 if you have questions regarding comments on the Form 8-K.

							Sincerely,


							Terry French
							Accountant Branch Chief